

July 7, 2010

Mr. Wayne R. Hannah, III
President
Green Realty Trust, Inc.
40 E. Chicago Avenue, #203
Chicago, IL 60610

> **Re:** **Green Realty Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed June 9, 2010**
> **File No. 333-147514**

Dear Mr. Hannah:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to include the number of shares that you are offering.

Green Building Overview

Growth of the Green Building Industry, page 43

Federal, Regional and International Adoption of LEED, page 44

Costs of Green Buildings, page 45

2.   Please revise the narrative disclosure and the tables under these sub-headings to provide data as of a more recent date. Please provide us with copies of the relevant portions of the reports or studies that support your disclosure.

Pending Affiliate Litigation, page 73

3.   Refer to the first paragraph under this heading. We note the statement that Mr. Hannah
      believes the Amended Complaint and the allegations made thereunder are without merit.
      This statement is a legal conclusion that Mr. Hannah does not appear to be qualified to
      make. Please remove this statement or revise to attribute this statement to counsel,
      naming counsel. Remove or revise similar statements throughout the discussion of legal
      proceedings.

4.   Please expand the description of the ILENE 1500 and ELAINE 1500 complaint to
      disclose more specifically the alleged violations of the Illinois Securities Laws of 1953.

Compensation Table

Operational Stage, page 75

5.   We note that you have included estimated amounts for acquisition fees and acquisition
      expenses assuming leverage of 50%. We also note disclosure on page 55, which states
      that your charter permits you to maintain leverage of approximately 75%. Please revise
      your estimates of acquisition fees and expenses to reflect 75% leverage.

Liquidity Stage, page 77

6.   We refer to the discussion of Special Units to Insight Management, LLC and note the
      final sentence that Insight Management will not be entitled to receive quarterly
      distributions that you intend to make to stockholders. Elsewhere in the prospectus you
      state that you intend to make monthly distributions to stockholders. Please revise to
      reconcile these two statements.

Special Units, page 79

7.   We refer to our comment 13 from our letter dated December 18, 2007. Please add
      disclosure here stating that holders of special units will not be entitled to receive regular
      distribution payments made to your stockholders.

Prior Performance Summary, page 86

8.   Please update through December 31, 2009.

Adverse Business Developments, page 89

9.   Please update this section to discuss recent developments. For example, we note that
      during 2008 certain properties were placed under receivership. In addition, you reference

"19 properties listed above" whereas on page 88 you disclose that 28 properties have been acquired between December 31, 2002 and December 31, 2009. Please clarify.

Signatures, page II-5

10.   We note that your independent directors have not served continuously since the date that they executed the power of attorney. Please amend your registration statement to include the signatures of at least of a majority of your board of directors. You may also provide a newly executed power of attorney.

Exhibit 8.1

11.   Please provide a revised tax opinion that reflects the number of shares registered rather than the dollar amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: John A. Good, Esq.
        Bass, Berry & Sims PLC